Filing by PowerShares Actively Managed Exchange-Traded Fund Trust pursuant to Rule 425 under the Securities Act of 1933.

Subject Companies:

Claymore Exchange-Traded Fund Trust

Claymore Exchange-Traded Fund Trust 2

333-221699